Exhibit 99.153

MCLOUD TECHNOLOGIES CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of mCloud Technologies Corp. (the "Corporation"):

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation will be held on December 29, 2020 at 10:00 a.m. (Scottsdale time) at the Hotel Valley Ho, 6850 E Main Street, Scottsdale, Arizona, USA, for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2019, together with the auditor's report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditor of the Corporation for the ensuing year and authorize the directors to fix the remuneration of the auditor;

4.	to consider and, if deemed appropriate, approve with or without amendment, an ordinary resolution approving the equity incentive plan of the Corporation, as more fully described in the information circular in respect of the Meeting (the "Circular");

5.	to consider and, if deemed appropriate, approve with or without amendment, an ordinary resolution authorizing the Consolidation (as that term is defined in the Circular) of all of the issued and outstanding common shares of the Corporation (the "Common Shares"), at a ratio of up to 3 pre-consolidation Common Shares for every 1 post-consolidation Common Share, or such other ratio as may be determined by the board of directors of the Corporation in its sole discretion and accepted by the TSX Venture Exchange;

6.	to consider and, if deemed appropriate, approve with or without amendment, a special resolution authorizing an amendment to the Notice of Articles and Articles of the Corporation to create a new class of preferred shares, as more particularly described in the Circular; and

7.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the Circular.

Only shareholders of record of Common Shares at the close of business on November 24, 2020 are entitled to notice of and to attend the Meeting or any adjournments thereof and to vote thereat.

Registered shareholders unable to be present at the Meeting are requested to date and sign the enclosed form of proxy and return it to Broadridge Investor Communications Corporation at Broadridge Investor Communications Corporation, P.O. Box 3700, STN Industrial Park, Markham, Ontario, L3R 9Z9 by no later than 10:00 A.M. (Toronto time) on December 24, 2020 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Beneficial shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by Broadridge Investor Communications Corporation, P.O. Box 3700, STN Industrial Park, Markham, Ontario, L3R 9Z9 not later than forty-eight

(48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof.

In an effort to adopt measures that assist our community in slowing the spread of the evolving global COVID-19 (coronavirus) public health emergency, the Corporation is providing access to the Meeting in a virtual-only format, which will be conducted via live audio webcast.

Attending the Meeting online enables registered shareholders to participate at the Meeting and ask questions, all in real time. Registered shareholders can vote at the appropriate times during the Meeting.

To access the Meeting online, log in online at https://www.virtualshareholdermeeting.com/MCLD2020 using your 16-digit Control Number included on the form of proxy or on the instructions that accompany your proxy materials.

We recommend that you log in at least 30 minutes before the Meeting starts. If you are experiencing technical difficulties logging in to the Meeting or during the Meeting, please call our proxy tabulation agent, Broadridge Investor Communications Corporation, on their technical assistance line at 1-303-562- 9288 (International) or 1-800-586-1548 (toll free within North America). If you accidentally disconnect from the Meeting, simply log back in.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

You are welcome to attend the virtual Meeting even if you have already submitted your voting instructions in the form of proxy; however, you will not be able to vote again at the Meeting, unless you revoke your proxy in accordance with the instructions provided in the Circular.

DISCLAIMER

ANY PERSON WHO ATTENDS THE MEETING IN PERSON DOES SO AT HIS OR HER OWN RISK AND BY ATTENDING THE MEETING IN PERSON, SUCH PERSON ACKNOWLEDGES AND AGREES THAT THE CORPORATION AND THE DIRECTORS, OFFICERS AND AGENTS THEREOF ARE NOT LIABLE TO THE PERSON FOR ANY ILLNESSES OR OTHER ADVERSE REACTIONS THAT MAY RESULT FROM SUCH PERSON'S ATTENDANCE AT THE MEETING. ANY PERSON WHO ATTEMPTS TO ENTER THE MEETING BUT IS DENIED ENTRY ACKNOWLEDGES AND AGREES THAT HE, SHE OR IT SHALL HAVE NO CLAIM AGAINST THE CORPORATION OR ITS DIRECTORS, OFFICERS OR AGENTS FOR SUCH DENIAL OF ENTRY INTO THE MEETING.

Any person who is experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing or has travelled in the 21 days prior to the Meeting will not be permitted entry into the Meeting.

The situation with COVID-19 continues to evolve as we prepare this document. It is possible that there may be new restrictions or other regulatory actions prior to the Meeting that may impact the procedures or arrangements for the Meeting. If any such developments cause a change in the Meeting arrangements described in this document, the Corporation will advise shareholders by issuing a news release, a copy of which will be available on SEDAR at http://www.sedar.com and will be incorporated by reference herein.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

DATED as of the 25th day of November, 2020.

"Russel H. McMeekin"

Russel H. McMeekin Chief Executive Officer,

mCloud Technologies Corp.